Exhibit 23.3

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to Registration Statement No. 333-181531 on Form S-3 of BreitBurn Energy Partners L.P. of our report dated July 10, 2013 relating to the statements of revenues and direct operating expenses of certain oil and gas producing properties and the related gathering and processing assets located in the Postle and Northeast Hardesty fields in Texas County, Oklahoma of Whiting Oil and Gas Corporation, a wholly-owned subsidiary of Whiting Petroleum Corporation, for each of the three years in the period ended December 31, 2012 (which report expresses an unmodified opinion and includes an emphasis-of-matter paragraph referring to the purpose of the statements), appearing in the Current Report on Form 8-K/A of BreitBurn Energy Partners L.P. dated August 29, 2013.

/s/Deloitte & Touche LLP

Denver, Colorado

September 27, 2013